Schneider Electric

January 6th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A



09045080

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On Behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:
- Update on full-year 2008 guidance, December 17, 2008.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Philippe BOUGON

Schneider Electric SA
Postal address / Adresse postale :
35 rue Joseph Monier – CS30323
F-92506 RUEIL MALMAISON Cedex
Tel. +33 (0) 1 41 29 39 93
http://www.schneider-electric.com

Société anonyme à directoire et conseil de surveillance
au capital de 1 979 202 496 euros
542 048 574 RCS Nanterre – code APE : 6420Z
N°ident. TVA : FR FR 01 542 048 574
Siège social : 35 rue Joseph Monier
F-92500 Rueil Malmaison-France

Schneider Electric

Financial information

Update on full-year 2008 guidance

- **Volume impacted by current economic situation**
- **Measures taken to adapt cost structure**
- **EBITA margin shall remain close to 15%**

Rueil-Malmaison (France), December 17, 2008 – Schneider Electric now expects its full-year organic growth to be about 5.5%, as a result of the worsening economic situation. Thanks to cost control measures initiated during the course of the fourth quarter, Schneider Electric believes that the impact of the volume shortfall on 2008 profits will be limited, and accordingly the EBITA margin for the full year shall remain close to 15%.

The revised 2008 guidance reflects the weakening of end-markets across geographies and the cautious attitude of end-users to make investment decisions, which has been amplified by a rapid destocking at some of the distributors.

"*At the third quarter release, we signaled reduced visibility and a more challenging environment. Uncertainty has since then catalyzed rapid and widespread economic deterioration. As a result, business conditions for Schneider Electric decelerated in October but the deterioration was particularly sharp in November. We do not anticipate the trend to improve in December*", says Jean-Pascal Tricoire, President and CEO.

"Looking ahead, our priority is clearly to accelerate the efficiency initiatives and adapt our cost structure to the new environment, as announced at the third quarter release. We can also rely on the resilience of Schneider Electric business model and its solid balance sheet. We are therefore confident that Schneider Electric will emerge from this down phase in an even better competitive position."

The efficiency initiatives include the reduction of support function costs, expected to generate €600 million of annual savings by 2011 and the continual implementation of industrial productivity consisting in supply chain simplification, purchasing globalization and further rebalancing of manufacturing. All these plans will support profitability in an unfavourable business environment.

In addition, Schneider Electric has already taken measures to adapt its cost structure during the course of the quarter, including reduction of the number of temporary workers, adjustment of production capacity and supply chain on a global basis.

Thanks to its low capital intensive business model, the cash generation capability of Schneider Electric going forward shall remain strong despite the more difficult trading conditions. The Group also enjoys a comfortable liquidity position to face all funding requirements, including its commitment of 50% dividend pay-out for 2008.

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse

Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial information (p. 2)

The balance sheet of Schneider Electric is solid, as materialized by its commitment to maintain a FFO/Net debt ratio* of above 35%, corresponding to an A- credit rating. In addition to its strong liquidity ratios, Schneider Electric has recently renegotiated with its banks a one-year extension of one of its credit facilities maturing in November 2009 for € 1.6 billion, resulting in total committed credit facilities of € 2.5 billion with maturities in November 2010 and beyond.

Schneider Electric's 2008 full-year results will be announced on February 19, 2009.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company's 120,000 employees achieved sales of more than 17.3 billion euros in 2007, through an active commitment to help individuals and organizations "Make the most of their energy."

www.schneider-electric.com

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* *According to Standard & Poor's definition. FFO: Funds From Operations*

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

END